[OTTO LAW GROUP, PLLC LETTERHEAD]

                                February 24, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Room 4561
Washington, D.C. 29549-0510

Attention: Patrick Gilmore

      Re:   TechAlt, Inc. (the "Registrant")
            Form 10-KSB for Fiscal Year Ended December 31, 2004
            Filed March 31, 2005; Form 10-KSB/A, filed January 18, 2006 File No. 000-27867

Dear Sirs:

      The Otto Law Group, on behalf TechAlt, Inc., sends this letter to provide additional information regarding Registrant's financial disclosure in response to your comment letter dated February 2, 2006, in which letter you ask registrant to reply to follow-up comments of the Staff of the Securities and Exchange Commission (the "Commission") regarding Registrant's response letter dated December 19, 2005 in connection with Registrant's Form 10-KSB for the Fiscal Year ended December 31, 2004, filed March 31, 2005, as amended and filed January 18, 2006, under the Securities Exchange Act of 1934 (the "Exchange Act"). Please find below registrant's responses to the comments. We will file this letter via EDGAR designating the form "CORRESP."

      When you have reviewed Registrant's responses and if you have further comments or questions, please contact us.

Report of Independent Accounting Firm, page F-1

1. The Registrant affirms that, pursuant to AU 561.06, the independent registered public accounting firm did include the required paragraph in the audit opinion on the restated financial statements for the years ended December 31, 2004 and 2003 included in Amendment 1 to the Form 10-KSB, filed January 18, 2006.

Note-1 Description of Business And Summary Of Significant Accounting Policies

Revenue Recognition, page F-7

2. The Registrant believes that its revised revenue recognition policy footnote, as reflected below, will cohesively answer questions 2, 3 and 4. The Registrant further states that the revised footnote does not require changes to the revenues or material changes to the disclosures for FY 2004 and 2003. Accordingly, we have determined that, unless otherwise instructed, Registrant will not file a further amended Form 10-KSB for the revised revenue recognition policy but rather will include this revised policy in the next Form 10-KSB for 2005.

We note, in supplement, that in 2004 and 2003, the Registrant sold no bundled solutions and undertook no sale of services, but rather only engaged in product sales and, therefore, revenue recognition is fairly stated for those years. During FY 2005 (which is not reflected in the 10-KSB for 2004) Registrant had one primary contract with one customer pursuant to which Registrant sold the customer products plus installation services and maintenance and support. However, in the contract, each component of the bundled solution was priced separately at what we believe to be fair value and therefore we will revisit this accounting but expect to conclude that VSOE will equal the contractually stated prices. We price each component separately, as we believe that the customer could have obtained the installation, maintenance and support services elsewhere had they desired. Also, we note for the purpose of clarification that the Registrant does not sell software but rather the hardware it sells has standard, embedded software included, which is incidental to the product. The Company does not provide customization of the embedded software for its customers.

The Note 1 Revenue recognition Policy Footnote will be revised as follows for 2005:

      During 2004 and 2003 the Company only had product sales without additional elements such as integration services or maintenance and support.

      The Company intends to provide other services in 2005 and thereafter to potentially include grant writing, integration services, project implementation services and maintenance and support services.

      In the event that a contract with a customer includes multiple elements (e.g. product, integration services and maintenance and support services), the total sale amount of the contract will be allocated to these multiple elements based on vendor specific evidence of the fair value of each of these elements. The applicable revenue recognition criteria as discussed below will then be applied to each of these individual elements. If the delivered items do not have standalone value to the customer, then the contract will be accounted for as one element subject to the revenue recognition criteria below.

      Generally the Company's products and services each have standalone value to the customers since the customer may engage other service providers to provide integration, project implementation or maintenance and support services.

      In general the Company recognizes revenues when there is persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

      Delivery terms for product sales are generally FOB shipping point, typically the Company's facility. Accordingly, revenues from product sales are recognized when the product is shipped to the customer and there are no unfulfilled obligations that affect the customer's acceptance.

      Revenues from providing services such as grant writing, integration, project implementation or maintenance and support services will be recognized pro rata as the services are provided.

      Any customer payments received that do not meet the revenue recognition criteria are recorded as a deferred revenue liability until such revenue recognition criteria are met.

3. Please see response 2, above.

4. Please see response 2, above.

Note 2--Agreement And Plan Of Merger And Settlement Agreement

Settlement Agreement, page F-9

5. Management for Registrant estimated volatility in error when preparing the subsequent events footnote to the 2003 financial statements and carried forward this error to the September 30, 2004 financials. When preparing the restated financial statements for fiscal year 2004, we reevaluated the volatility using an industry comparative method and determined that 71% was an appropriate estimate of the volatility.

Note 6--Stockholder's Equity

Series A Convertible Preferred Stock, Warrants and Additional Investment Rights, page F-13

6. Management considered paragraph 20 of EITF 00-27 and determined that since the preferred stock does not have a mandatory redemption date or other maturity date and is immediately convertible, the entire dividend is appropriately recognized immediately. Furthermore, this dividend is not subject to the accretion rules under SEC SAB Topic 3 since EITF 00-27 paragraph 20 dictates the period of recognition.

7. The exercise price reset provisions in the common stock warrants state that the exercise price will be lowered if the Company sells stock at a price lower than the exercise price of the warrants to an exercise price equal to such lower issuance price. Under paragraph 14 of EITF 00-19, a private placement is deemed to be under control of the issuer and therefore under paragraph 19 the issuer could avoid having insufficient authorized shares by controlling any private placement.

Convertible Debenture and Conversion to Series A Preferred, page F - 14

8. The Series A Convertible Preferred stock reflected in temporary equity includes the 100,000 Series A preferred shares issued upon conversion of the $100,000 debenture as evidenced in the statement of changes in stockholders equity. Therefore, the beneficial conversion feature and value of the derivative liability related to the registration rights includes amounts on the 100,000 Series A preferred shares and warrants issued upon conversion of the $100,000 debt.

Item 8A. Controls and Procedures, page 13

9. Registrant acknowledges that material changes were necessary to its financial disclosures. However, the Registrant does not believe that these changes were required as a result of ineffective internal controls and procedures, but rather a result of the complexity of the issues, which resulted in incorrect conclusions. These issues primarily involved the analysis of derivative instruments, beneficial conversion features and valuation of certain stock based instruments.

10. As stated in Response 9, above, Registrant does not believe that disclosure changes were required as a result of ineffective internal controls and procedures, but rather due to the complexity of the issues that resulted in amended disclosures in the restated financial statements. Management thoroughly reviewed its financial and management discussion/analysis disclosures in accordance with Regulation S-B and believes such disclosures were consistent with the original accounting conclusions. Management believes that its controls and procedures are adequate to ensure that Registrant will sufficiently disclose these topics that are the focus of the Staff's comments.

11. The Registrant does not believe that the disclosure deficiencies that are the focus of the Staff's comments are a reflection of ineffective internal controls and procedures, but rather a result of the complexity of the issues. Therefore, despite the concerns that caused the recent restatement, Management does not believe that Registrant had or has a material weakness or significant deficiency in its controls and procedures for its disclosure. The Registrant does not believe that it currently needs to change its financial reporting identified in connection with the evaluation required by Sec. 240.13a-15(e) in a manner that would materially affect its internal control over financial reporting.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

Note 1 - Description of Business and Summary of Significant Accounting Policies

Restatement, Page 6

12. Registrant reviewed the Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 and determined that the restatement changes required were not sufficiently material to require amended filings given that all material changes are disclosed in the Form 10-QSB for the quarter ended September 30, 2005. Management did not believe that restatement of the Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 would have provided additional, material public disclosure benefits.

Based on the registrant's amendments to its annual filing for the fiscal year ended December 31, 2004 the Registrant's responses to the Staff's comment letters, the registrant believes that it has completed its response to the Commissions comments. Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client, and contact Todd Van Siclen at (206) 262-9545.


                                               Very truly yours,

                                               /s/ Todd Van Siclen
                                               -------------------
                                               Todd Van Siclen


Cc:      Craig Wilson